Exhibit 99.4

SRK Consulting (Canada) Inc. 1500 – 155 University Ave. Toronto, Ontario, Canada M5H 3B7

T: +1.416.601.1445 F: +1.416.601.9046

toronto@srk.com www.srk.com

Project number: 3CN024.004

Toronto, March 17, 2017

To:

Securities Regulatory Authorities

B. C. Securities Commission (BCSC)

Alberta Securities Commission (ABC)

Ontario Securities Commission (OSC)

L’Autorité des marchés financiers (AMF)

Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Jean-François Ravenelle, do hereby consent to the public filing of the technical report titled “Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland”, dated March 17, 2017, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of North American Nickel Inc. (the “Company”) and to the filing of the Technical Report with any securities regulatory authorities and on SEDAR.

I also consent to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated March 17, 2017 (the “Written Disclosure”). I certify that I have read the Written Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 17h day of March, 2017.

[“signed and sealed”]
Jean-François Ravenelle, PhD, PGeo
Senior Consultant (Structural Geology)

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